January 29, 2009

Mr. Doug Jones
Division of Corporation Finance
United States Securities and Exchange Commission
CF/AD5
100 F Street, NE
Washington, DC 20549-3561

RE:	Vitran Corporation Inc.
Form 10-K for the Year Ended December 31, 2007
Form 10-Q for the Quarterly Period Ended September 30, 2008
Schedule 14A filed March 18, 2008
File Number: 001-32449

Dear Mr. Jones:

We hereby submit the Company’s responses to your comments conveyed in a letter to me dated December 24, 2008 with respect to the above-referenced Form 10-K and 10-Q.

In connection herewith, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10K for the Year Ended December 31, 2007

Item 1 - Business Marketing and Customers, page 5

1.	Comment

Please revise to describe in more detail how you sell your services and obtain customers. If significant to your sales efforts, describe the general nature of any sales-based compensation.

US SEC	Vitran Corporation Inc.
January 29, 2009

Response

The following disclosure will be added under the heading “Marketing and Customers”.

At December 31, 2007, the Company employed 233 sales associates.  Sales associates dialogue with new and retained customers within the geographic market.  New customers are obtained through referrals, cold calls and trade publications.  The sales associates receive a base salary and, depending on the business unit, a variable compensation package that can be linked to revenue generation, business unit profitability, and days sales outstanding.

Item 2 - Properties, page 7

2.	Comment

Please describe and quantify vehicles owned, leased, and otherwise available to your operations.

The following disclosure will be added under the heading “Properties”.

As at December 31, 2007, the Company operated 14,997 pieces of rolling stock.  The Company primarily purchases or utilizes operating leases for the acquisition of new rolling stock for its operations; however, the Company occasionally purchases pre-owned equipment that meets its specifications.  As at December 31, 2007, the Company owned or leased the following equipment.

	Owned	Leased
Tractors	2,076	268
Trailers	5,313	1,457
Containers	570	50
Chassis	342	110
Total	8,301	1,885

Selected Financial Data, page 10

3.	Comment

We note your presentation of the measure “Income from continuing operations before depreciation and amortization expense,” which you also refer to as “EBITDA.”  Please disclose the substantive reasons specific to your circumstances that demonstrate the usefulness of this non-GAAP measure to investors in evaluating your operating performance in compliance with Item 10(e)(1)(i)© of Regulation S-K.  For example, please disclose why you believe it is useful for investors to disregard each of the eliminated expenses when evaluating your performance.  For future guidance, refer to “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures,” Question and Answer number 8, available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm in regard to the adjusting items in arriving at “ABITDA.”  Provide us with a copy of your intended revised disclosure.  Alternatively, please discontinue presentation of such measure.

US SEC	Vitran Corporation Inc.
January 29, 2009

Response

In future filings, the Company will discontinue the presentation of the EBITDA measure.

Management’s Discussion and Analysis, page 13
Consolidated Results, pages 15 and 18

4.	Comment

Please quantify the effect of each significant variance factor impacting annual and quarterly results so that investors may have perspective as to the relative impact of each, accompanied by an explanation of the underlying reason for the variance.  For example, please quantify the effect of each indicated SG&A expense item in regard to the consolidated annual results, and the new wage and benefit structure that comparatively increased compensation costs and the comparatively reduced fuel surcharge recovery margin in regard to the LTL segment reported in the September 30, 2008 Form 10-Q.  If the effect is not quantifiable, disclose this fact and the reason for the inability to quantify, and the basis for your belief that the cite4d item is a factor.  Refer to Item 303(a)(3) of Regulation S-K and Section 501.04 of the Codification of Financial reporting releases for guidance.  Please provide us with a copy of your intended revised disclosure.

Response

Page 15 10K - The increase in SG&A expenses for 2007 year can be primarily attributed to the acquisition of PJAX Freight System (“PJAX”) Oct 2, 2006, not included in the 2006 annual SG&A for the first nine months of that year, as well as the inclusion of Las Vegas/L.A. Express Inc. (“LVLA”) for one month in December 2007, accounting for $13.2 million of the variance.  Contributing to the remainder of the increase was a $0.1 million increase in share-based compensation expense and average annual wage increases of 2% to 3% across all segments of the Company.

Page 18  10K - The increase in SG&A expenses for 2006 year can be primarily attributed to the additions of Sierra West Express Inc. (“SWE”) on January 3, 2006 and PJAX on October 2, 2006 accounting for $5.6 million of the variance.  Contributing to the remainder of the increase were $0.2 million increase in employee share-based compensation expenses, $0.2 million increase in corporate advertising, $0.1 million increase in director compensation and a 2% to 3% increase in salary and wages across all segments of the Company.

Page 15 10Q Sept. 2008 - The new wage and benefit structure increased compensation cost $0.2 million in the 2008 third quarter compared to the prior year quarter.

US SEC	Vitran Corporation Inc.
January 29, 2009

5.	Comment

We note that the expense line item you refer to as “operating expenses” comprised approximately 87% of total costs included in income from operations in fiscal 2007, but your results of operations disclosure provides little discussion related to this expense line item.  Please revise your disclosure to provide a robust discussion and analysis of this line item.  In addition, because of the significance of this expense line item, we believe this would best be accomplished by providing a comparative table that quantifies the significant individual expense sub-categories that comprise “operating expenses,” preferably with columns for dollar and percentage changes, and then discussing and analyzing the material changes in those sub-categories.  Likewise, we believe you should consider a comparative table of the significant individual expense sub-categories that comprise the selling, general, and administrative expenses line item for greater transparency.  Please provide us with a copy of your intended revised disclosure.

Response

Due to the acquisitions of Chris Truck Line (May 2005), Sierra West Express (Jan 2006), PJAX Freight System (Oct 2006), and Las Vegas/L.A. Express (Dec 2007) comparatively compiled detailed expense disclosures were not available.  The Company now has these subsidiaries on the same chart of accounts and operating system, therefore starting with the three month period ended March 31, 2009, the Company would like to amend its future quarterly and annual disclosures as follows:

	2009	2008
Revenues

Salaries, wage and other employee benefits
Purchased transportation
Depreciation and amortization
Maintenance
Rents and leases
Purchased labor and owner operators
Other expenses

It is the Company’s belief that the more detailed income statement disclosures above will also provide more meaningful MD&A discussions for the readers of the financial statements.

US SEC	Vitran Corporation Inc.
January 29, 2009

Liquidity and Capital Resources

6.	Comment

Your reference to “cash flow from operations before working capital changes” appears to be an impermissible non-GAAP liquidity measure in that it excludes charges or liabilities that require or will require cash settlement, pursuant to Item 10(e)(1)(ii)(A).  Please discontinue disclosure of this measure.

Response

In future filings the Company will discontinue the presentation of “cash flow from operations before working capital changes.”

Contractual Obligations, page 23

7.	Comment

As this table is intended to increase the transparency of cash flow, we believe you should include scheduled interest payments in the table.  Where interest rates are variable and unknown, you may use your judgment to determine whether to include such estimates.  If you elect to include them, you may determine the appropriate methodology to estimate the interest payments.  Regardless of whether you include interest payments or not, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate.  If interest payments are excluded from the table please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows.

In future filings, the Company will amend the disclosure to increase transparency of cash flows with respect to scheduled interest payments.

Outlook, page 23

8.	Comment

Your statement that a record for cash flow from operations was established in 2007 does not appear to be supported by amounts reported in the consolidated statements of cash flows.  Please advise or revise your disclosure accordingly.

Response

The statement “record” was in reference to “cash flow from operations before working capital changes.”  As noted above, in future filings the Company will discontinue the presentation of “cash flow from operations before working capital changes.”

US SEC	Vitran Corporation Inc.
January 29, 2009

Critical Accounting Policies and Estimates, page 24

9.	Comment

It appears for the most part that the disclosure here provides information that is already available in the notes to the financial statements.  Your disclosure here should provide greater insight into the quality, sensitivity and variability regarding all key assumptions, judgments, uncertainties and estimates that have or may materially affect financial condition and operating performance.  Yoru disclosure should be explicit as to which of these factors indentified here are most sebnsitive to change with a material effect on your financial statements and that have caused or may cause material differences between estimated amounts and actual results.  To the extent practicable and meaningful, you should provide quantitative disclosre of these factors.  Refer to Section V of “Interpretation:  Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http:??www.sec.gov/rules/interp/ee-8350.htm for further guidance.  Please revise as indicated.  Provide us with a copy of your intended disclosure.

Response

Future critical accounting policy disclosure will be amended as follows:

Revenue Recognition

The Company’s LTL and Truckload business units and Freight Brokerage operations recognize revenue upon the delivery of the related freight and direct shipment costs as incurred.  Revenue for the Logistics operations is recognized as the management services are provided.  Critical revenue-related policies and estimates for the Company’s LTL business unit relate to revenue adjustments and allowance for doubtful accounts.  Critical revenue-related policies and estimates for the Company’s Logistics and Truckload segment include allowance for doubtful accounts.  At December 31, 2008, the allowance for doubtful accounts was $XXXX or approximately XX% of total trade receivables.  The Company believes that its revenue recognition policies are appropriate and that its revenue-related estimates and judgments provide a reasonable approximation of actual revenue earned.

Estimated revenue adjustments

Generally, the pricing assessed by companies in the LTL business is subject to subsequent adjustments due to several factors, including weight and freight classification verifications, shipper bill of lading errors, pricing discounts and other miscellaneous revenue adjustments.  Revenue adjustments are evaluated and updated based on revenue levels, current trends and historical experience.   These revenue adjustments are recorded in revenue from operations and accrued for in the allowance for doubtful accounts.

US SEC	Vitran Corporation Inc.
January 29, 2009

Allowance for Doubtful Accounts

The Company records an allowance for doubtful accounts related to accounts receivable that may potentially be impaired.  The Company’s allowance is estimated by (1) a percentage of its aged receivables reflecting the current business environment, customer and industry concentrations, and historical experience and (2) an additional allowance for specifically identified accounts that are significantly impaired, but payment may be likely.  A change to these factors could impact the estimated allowance.  The provision for bad debts is recorded in selling, general and administrative expenses.

Claims and Insurance Accruals

Claims and insurance accruals reflect the estimated ultimate total cost of claims, including amounts for claims incurred but not reported and future claims development, for cargo loss and damage, bodily injury and property damage, workers’ compensation, long-term disability and group health.  In establishing these accrued expenses, management evaluates and monitors each claim individually and claim frequency.  Factors such as historical experience, known trends and third party estimates help determine the appropriate reserves for the estimated liability.  Changes in severity of previously reported claims, significant changes in the medical costs and legislative changes affecting the administration of the plans could significantly impact the determination of appropriate reserves in future periods.  In Canada, the Company has a $50,000 deductible and in the United States $350,000 self-insurance retention (“SIR”) per incident for auto liability, casualty and cargo claims.  In the United States, the Company has a $350,000 SIR per incident for workers’ compensation and $250,000 SIR per incident for employee medical.

In addition to estimates within the self-insured retention, management makes judgments concerning the coverage limits.  If any claim was to exceed the coverage limits, the Company would have to accrue for the excess amount.  The estimate would include evaluation whether a claim may exceed such limits and, if so, by how much.  A claim or group of claims of this nature could have a material adverse effect on the Company’s results from operations.  Currently management is not aware of any claims exceeding the coverage limit.

Goodwill and Intangible Assets

The Company performs its goodwill impairment test annually, and more frequently if events or changes in circumstances indicate that an impairment loss may have occurred.  Impairment is tested at the reporting unit level by comparing the reporting unit's carrying amount to its implied fair value.  The methodology used to measure fair value is the discounted cash flow method.  The discounted cash flow method requires certain assumptions for growth in earnings before interest, taxes and depreciation, future tax rates, capital re-investment, fair value of the assets and liabilities, and discount rate.  .  Actual recovery of goodwill could differ from these assumptions based on market conditions and other factors.  In the event goodwill is determined to be impaired, a charge to earnings would be required.  As at September 30, 2008, Vitran completed its annual goodwill impairment test and concluded that there was no impairment.

US SEC	Vitran Corporation Inc.
January 29, 2009

Property and Equipment

Property and equipment are recorded at cost and depreciated on a straight-line basis over their estimated useful lives.  Management establishes appropriate useful lives for all property and equipment based upon, among other considerations, historical experience, change in equipment manufacturing specifications, the used equipment market and prevailing industry practice.  Management continually monitors events and changes in circumstances that could indicate that the carrying amounts of property and equipment may not be recoverable.  When indicators of potential impairment are present, the recoverability of the assets would be assessed from the estimated undiscounted future operating cash flows expected from the use of the assets.  Actual carrying value of assets could differ based on different assumptions, estimates or other factors.  In the event that recoverability was impaired, the fair value of the asset would be recorded and an impairment loss would be recognized.  Management believes its estimates of useful lives and salvage values have been reasonable as demonstrated by the insignificant amounts of gains and losses on revenue equipment dispositions.

Share-Based Compensation

Under the Company’s stock option plan, options to purchase common shares of the Company may be granted to key employees, officers and directors of the Company and its affiliates by the Board of Directors or by the Company’s Compensation Committee.   The Company accounts for stock options in accordance with SFAS Statement 123(R) with compensation expense amortized over the vesting period based on the Black-Scholes-Morton fair value on the grant date.  The assumptions used to value stock options are dividend yield, expected volatility, risk-free interest rate, expected life and anticipated forfeiture.  The Company does not pay any dividends on its Common Shares, therefore the dividend yield is zero.  We use the historical method to calculate volatility with the historical period being equal to the expected life of each option.  This calculation is then used to approximate the potential for the share price to increase over the expected life of the option.  The risk-free interest rate is based on the government of Canada issued bond rate in effect at the time of the grant. Expected life represents the length of time the option is estimated to be outstanding before being exercised or forfeited.  Historical information is used to determine the forfeiture rate.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes.  Under the asset and liability method, deferred tax assets and liabilities are recognized for the deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Significant judgment is required in determining whether deferred tax assets will be realized in full or in part.  If it were ever estimated that it is more likely than not that all or some portion of specific deferred tax assets will not be realized, a valuation allowance must be established for the amount of deferred tax assets that is estimated not to be realized.  A valuation allowance for deferred tax assets has not been deemed necessary at December 31, 2008.  Accordingly, if the facts or financial results were to change, thereby impacting the likelihood of realizing the deferred tax assets, judgment would have to be applied to estimate the amount of valuation allowance required in any given period.

US SEC	Vitran Corporation Inc.
January 29, 2009

The Company adopted FIN 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007 with no cumulative effect adjustment recorded at adoption.  FIN 48 requires that uncertain tax positions are evaluated in a two-step process, whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company would recognize the largest amount of tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the related tax authority.

Management judgment is also required regarding a variety of other factors, including the appropriateness of tax strategies, expected future tax consequences, and to the extent tax strategies are challenged by taxing authorities.  We utilize certain income tax planning strategies to reduce our overall cost of income taxes.  It is possible that certain strategies might be disallowed, resulting in an increased liability for income taxes.  Significant management judgments are involved in assessing the likelihood of sustaining the strategies and an ultimate result worse than our expectations could adversely affect our results of operations.  In 2008, the Company completed audits with the Internal Revenue Service and Canada Customs and Revenue Agency without material consequences.

Controls and Procedures, page 62

10.	Comment

The conclusion here and in your 2008 Form 10-Qs appears qualified in that it does not appear to fully embody all aspects of the definition of disclosure controls and procedures as defined in Exchange Act rules 13a-15(e) and 15d-15(e).  Please represent to us whether or not your disclosure controls and procedures as defined in the Exchange Act rules were qualified in any respect.  If qualified, please explain to us the facts and circumstances.  In future filings, ensure that your conclusion refers to all aspects of your disclosure controls and procedures as defined in the Exchange Act rules.

Response

Vitran’s disclosure controls were not qualified in any respect at December 31, 2007 or any of the 2008 quarterly reporting dates.  In future filings, we will ensure that the conclusion refers to all aspects of Vitran’s disclosure controls and procedures as defined in the Exchange Act rules.

Form 10Q for the Quarterly Period Ended September 30, 2008
Note 6.  Long-term Debt, page 8

11.	Comment

We note that on April 10, 2008, you amended your credit agreement in respect of certain financial maintenance tests and that as at September 30, 2008, you expected to be in compliance with those amended maintenance tests for the balance of 2008.  Please tell us whether, as of September 30, 2008, you also expected to be in compliance with your financial maintenance tests for one year from the September 30, 2008 balance sheet date.

US SEC	Vitran Corporation Inc.
January 29, 2009

Response

As at September 30, 2008, the Company expected to be in compliance with its financial maintenance test for the next twelve months.

Management’s Discussion and Analysis, page 12
Segmented Results page 15
LTL page 15

12.	Comment

In regard to the variance in the operating ratio for each comparative period presented, please expand your analysis to more clearly indicate the relative proportion of the cited factors in contributing to the trend of the higher ratio experienced in 2008 compared to 2007.  For example, the relative impact of competitive pricing pressure, negative activity levels and increased costs on the operating ratio is not clear.  With respect to competitive pricing pressure, it is not clear the degree to which revenue per shipment and revenue per weight influences the operating ratio.  Although revenue per hundredweight exclusive of fuel surcharge has decreased, revenue per shipment exclusive of the surcharge has increased, so the proportionate effect on margins of pricing by shipment and pricing by weight is not clear.  Further, the reference to the impact of “negative activity levels” also is not clear, in that the number of shipments declined but tonnage increased, as well as the weight attributed to each.  Provide us with a copy of your intended expanded disclosure.

Response

Page 15 Paragraph 2 - These milestones were overshadowed by the feeble North American economic environment resulting in pricing pressure throughout the LTL sector.  The weak economy was evident in the decline in shipments per day of 1.8% in the current quarter compared to the 2007 third quarter.  In addition, an anomaly not seen before at the Company, shipments per day from July to September 2008 month-over-month declined.  Historically, over this seasonal period shipments per day have always increased.  In this deteriorating transportation environment, the LTL segment, in order to protect its client base, was challenged to increase the base prices for its services in the quarter.  Although revenue per hundredweight increased 8.1%, due to higher fuel surcharge, revenue per hundredweight net of fuel surcharge declined in the 2008 third quarter depicting the weak pricing environment.  These negative revenue indicators and the aforementioned wage increase without the elimination of redundant linehaul, pick-up and delivery and service center costs resulted in a 2008 third quarter operating ratio of 98.2% compared to 96.2% in the 2007 third quarter.

In future filings the operating statistics discussion will try to more clearly depict the influence on the operating ratio.

US SEC	Vitran Corporation Inc.
January 29, 2009

13.	Comment

Given the consistency of a deteriorating operating ratio in 2008, please address the prospect of this trend and the level of the ratio continuing into future periods and the reasons therefore, along with any expected consequences of such on your operations, financial position and cash flows.  Provide us with a copy of your intended disclosure.

Response

The Company’s operating ratio has deteriorated in 2008 compared to 2007 resulting from the aforementioned economic and operating environment.  In order to minimize future deterioration of the operating ratio and position the Company for improvement, the LTL segment will consider consolidating duplicate terminal operations and reducing redundant labour in the overlap PJAX and Vitran legacy states in the fourth quarter of 2008.  These initiatives could reduce future expenses by approximately $11.0 million annually.  Subsequent to completion of terminal consolidation the Company could launch a new inter-regional sales campaign to expand revenue and improve the operating ratio.  Should the economic environment continue to worsen in the upcoming periods further expense reduction initiatives could be put in place to abate further weakening in the operating ratio.

14.	Comment

We note that an integrated wage and benefit structure, launched August 4, 2008, increased compensation costs in the 2008 third quarter compared to the prior year quarter.  Please describe to us the integrated wage and benefit structure and why it increased compensation costs.  In addition, to the extent this structure is expected to impact future results of operations, please disclose such known trends in MD&A.

Response

In order to retain the Company’s operating employees, the Company offered higher wage rates to compensate for reductions in certain other benefits.  The new wage and benefit structure increased compensation costs in the third quarter by approximately $0.2 million compared to the prior year quarter.  The increase in compensation related expenses for the LTL segment are estimated to be $1.2 million annually under this new structure.

Liquidity and Capital Resources, pages 16

15.	Comment

Please disclose in terms of cash, the reasons and associated underlying drivers contributing to material variances in cash flow from operations.  References to net income, prepared on the accrual basis of accounting, working capital and changes in line items in the statements of cash flows may not provide a sufficient basis for a reader to analyze changes in cash from operating activities in terms of cash.  Refer to Section IV.B .1 of “interpretation:  Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” available on our website at http//www.sec.gov/rules/interp/33-8350.htm for guidance.  Provide us with a copy of your intended revised disclosure.

US SEC	Vitran Corporation Inc.
January 29, 2009

Response

Cash flow from operations decreased to $14.5 million for the 2008 nine-month period compared to $23.7 million in the 2007 nine-month period.  The decline is attributable to a decrease in profitability, as described in the Consolidated and Segmented Results section of the MD&A, and the increase in working capital compared to the 2007 nine-month period.  The increased working capital was the result of an increased accounts receivable and decline in accounts payable and accrued liabilities.  The change in accounts receivable, the critical influencer for working capital changes at a transportation company, increased on September 30, 2008 compared to December 31, 2007 due to the peak fall revenue period compared to the seasonally weak winter period.   Furthermore, the Company experienced an increase in average days sales outstanding to 45.9 days at September 30, 2008 compared to 38.9 days at December 31, 2007.  The escalation in days sales outstanding can be attributed to customers slowing their payment cycle in the tough economic environment and the U.S. LTL business unit system conversion late in the second quarter that delayed electronic data interchange invoicing.  The decline in accounts payable and accrued liabilities was driven by a decline in the payroll accrual for the period resulting from the timing of payments.

16.	Comment

We note the steady increase in days sales outstanding during 2008 to 45.9 days at September 30, 2008 from 38.9 days at December 31, 2007, a nearly 18% increase.  Please address any known trends, demands and uncertainties that will or are reasonably likely to impact your financial position, operating activities and related liquidity and cash requirements for the foreseeable future associated with the increased collection period.  Please provide us with a copy of your intended disclosure.

Response

Although the Company’s DSO has risen in 2008, we believe this to be a temporary anomaly associated with the lackluster economy and the aforementioned system integration.  It is management’s intention to return DSO to its historical levels of approximately 40 days over the next twelve months if the economic environment returns to normal.  We do not believe there will be a material impact to the financial position or liquidity of the Company.  The Company will append future disclosures to highlight this belief.

US SEC	Vitran Corporation Inc.
January 29, 2009

Controls and Procedures, page 20

17.	Comment

Item 307 of Regulation S-K requires a conclusion as to the effectiveness of disclosure controls and procedures as defined in the Exchange Act rules.  However, we note that the conclusion in each quarterly period ended in 2008 was not disclosed in such terms.  Please represent to us whether or not the disclosure controls and procedures in each quarterly period ended in 2008 were effective.  If not effective, please explain to us and disclose the facts and circumstances.  In future filings, ensure that the conclusion is specifically in terms of the effectiveness of the disclosure controls and procedures.

Response

Vitran’s disclosure controls and procedures were effective for each quarterly reporting date.  In future filings, Vitran will ensure the conclusion specifically addresses the effectiveness of the disclosure controls and procedures.

Schedule 14A filed on March 18, 2008
Compensation Discussion and Analysis, page 16

18.	Comment

Please substantially revise your Compensation Discussion & Analysis to provide an expanded analysis of the elements and levels of compensation paid to the named executive officers.  For example, your disclosure should discuss your process for determining base salaries and provide more detailed disclosure regarding the bonus awards plan, stock option program and the Deferred Share Unit Plan.  Throughout your Compensation Discussion and Analysis, and as to each compensation element, you should provide an analysis of how you arrived at, and why you paid, each particular level and form of compensation.  To the extent that certain named executive officers are treated differently than others, your disclosure should highlight and explain these differences.  You should also describe the reasons why the committee believes that the amounts paid to each named executive officer are appropriate in light of the various items it considered in making specific compensation decisions.  Refer to Item 402(b) of Regulation S-K.  Consider also the staff’s “Compliance and Disclosure Interpretations (Updated July 3, 2008)” at www.sec.gov.

Response

We will substantially revise our Compensation Discussion & Analysis in our 2009 Form 14A.

US SEC	Vitran Corporation Inc.
January 29, 2009

19.	Comment

Please disclose all targets which must be achieved in order for your executive officers to earn their annual and long-term incentive compensation.  To the extent you believe that disclosure of the targets Is not required because it would result in competit8ive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed explanation for such conclusion.  Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.  General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

Response

We will disclose required target information in our 2009 Form 14A.

Management’s Report on Internal Control over Financial Reporting, page 62

20.	Comment

We note your disclosure in the second-to-last paragraph of this section.  However, your disclosure does not provide a clear statement as to the effectiveness of your controls as of the end of your most recent fiscal year.  Please provide a clear statement to that effect.  Refer to Item 308(a) of Regulation S-K.

Response

In future filings Vitran will ensure a clear statement is provided as to the effectiveness of Vitran’s internal control over financial reporting as of the end of the fiscal year.

Should you have any questions or required additional information, please do not hesitate to contact me at 416-596-7664 x224.

Regards,

/s/ Sean Washchuk

Sean P. Washchuk
Vice President Finance &
Chief Financial Officer